+As filed with the Securities and Exchange Commission on May 4, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Synopsys, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
par value $0.01 per share
(Title of Class of Securities)

871607-10-7

(CUSIP Number of Class of Securities of Underlying Common Stock)

Aart J. de Geus

Chief Executive Officer

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(650) 584-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian E. Cabrera, Esq. Christopher K. Sadeghian, Esq. Synopsys, Inc. 700 East Middlefield Road Mountain View, California 94043 (650) 584-5000	Timothy J. Moore, Esq. Brett D. White, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$13,426,371	$412

*                 Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,329,550 shares of common stock of Synopsys, Inc. having a book value of $13,426,371 as of March 9, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $412	Filing Party: Synopsys, Inc.
Form or Registration No.: 005-43334	Date Filed: March 23, 2007; April 5, 2007

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.

☒          Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 to Schedule TO (the “Third Amendment”) amends and supplements the Schedule TO, amended by Amendment No. 1 and Amendment No. 2 thereto, filed with the Securities and Exchange Commission on March 23, 2007, April 5, 2007 and April 19, 2007, respectively (together, the “Offer”), in connection with the offer by Synopsys, Inc. (the “Company”) to certain option holders to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. The Third Amendment is the final amendment being filed in order to (1) report the results of the tender offer and (2) file as exhibits to the Schedule TO an email message from the Company to Eligible Optionees regarding the processing of amended Eligible Options and an article to be posted on the Company’s intranet site. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

ITEM 11. ADDITIONAL INFORMATION

Item 1 of the Schedule TO, as amended, is hereby further amended and supplemented to add the following (capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Offer to Amend Eligible Options filed as Exhibit 99.(a)(1)(A) to the Schedule TO):

The Offer expired at 11:59 p.m. Pacific Daylight Time, on Thursday, May 3, 2007. Pursuant to the Offer, the Company accepted elections to amend options to purchase 4,244,480 shares of common stock. Holders of options to purchase 4,505 shares elected not to amend. The balance of the options originally covered by the Offer (80,565) were either not eligible to participate in the Offer or were exercised prior to expiration of the Offer and so were removed from the Offer. As a result, options to purchase 4,244,480 shares will be amended pursuant to and as set forth in the Offer to Amend Eligible Options filed as Exhibit 99.(a)(1)(A) to this Schedule TO. In addition, the Company has caused each Eligible Optionee who elected to participate in the Offer to be sent an email in the form of Exhibit 99.(a)(1)(I) to the Schedule TO and caused each Eligible Optionee who elected not to participate in the Offer an email in the form of Exhibit 99.(a)(1)(J) to the Schedule TO, both as filed with the Securities and Exchange Commission on March 23, 2007.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)†	Offer to Amend Eligible Options, dated April 4, 2007.
99.(a)(1)(B)*	Form of personalized email announcing commencement of Offer.
99.(a)(1)(C)†	Form of reminder email to Eligible Optionees who have not elected.
99.(a)(1)(D)†	Transcript of Mellon hotline welcome message.
99.(a)(1)(E)†	Form of Mellon welcome screen.
99.(a)(1)(F)†	Form of Election Screen (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(G)†	Form of Election Confirmation Screen (see Attachment C to Offer to Amend Eligible Options).
99.(a)(1)(H)†	Form of Election Summary Screen (for changes of election).
99.(a)(1)(I)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants) (See Attachment D to Offer to Amend Eligible Options).
99.(a)(1)(J)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants) (See Attachment E to Offer to Amend Eligible Options).
99.(a)(1)(K)*	Transcript of voicemail announcement from Brian M. Beattie, Chief Financial Officer, to U.S. employees regarding Offer to Amend read on March 23, 2007.
99.(a)(1)(L)*	Synopsys World Article and Frequently Asked Questions dated March 23, 2007.
99.(a)(1)(M)*	Form of E*Trade option screen message.
99.(a)(1)(N)†	Synopsys, Inc.’s Annual Report on Form 10-K, for its fiscal year ended October 31, 2006, filed with the SEC on January 11, 2007, as amended, and incorporated herein by reference.
99.(a)(1)(O)†	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended January 31, 2007, filed with the SEC on March 9, 2007, and incorporated herein by reference.
99.(a)(1)(P)†	Synopsys, Inc.’s Current Report on Form 8-K, filed with the SEC on December 11, 2006, and incorporated herein by reference.
99.(a)(1)(Q)†	Form of email to Eligible Optionees announcing extension of the Offer.
99.(a)(1)(R)†	Form of personalized email notifying newly identified Eligible Optionees of the Offer.
99.(a)(1)(S)†	Slide presentation to be made at employee meetings.
99.(a)(1)(T)**	Transcript of voicemail reminder from Brian M. Beattie, Chief Financial Officer, to Eligible Optionees who have not yet made an election.
99.(a)(1)(U)**	Form of additional email reminder to Eligible Optionees who have not yet made an election.
99.(a)(1)(V)**	Form of email notice to all Eligible Optionees regarding consequences of exercises of Eligible Options prior to expiration of the Offer.

99.(a)(1)(W)	Form of email notice to all Eligible Optionees regarding the processing of amended Eligible Options.
99.(a)(1)(X)	Synopsys World Article dated May 4, 2007.
99.(b)	Not applicable.
99.(c)	Not applicable.
99.(d)(1)(A)

Synopsys, Inc. 1998 Non-Statutory Stock Option Plan, as amended, filed as Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on November 9, 1999 and incorporated herein by reference.

99.(d)(1)(B)	Synopsys, Inc. 2005 Assumed Stock Option Plan, filed as Exhibit 10.34 to the Current Report on Form 8-K filed with the SEC on September 12, 2005 and incorporated herein by reference.
99.(d)(1)(C)*	Form of Stock Option Agreement used in connection with the Synopsys, Inc. 1998 Non-Statutory Stock Option Plan and 2005 Assumed Stock Option Plan.
99.(e)	Not applicable.
99.(f)	Not applicable.
99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on March 23, 2007, and incorporated herein by reference.

†	Previously filed with the Amendment No. 1 to Schedule TO filed with the SEC on April 5, 2007, and incorporated herein by reference.

**	Previously filed with the Amendment No. 2 to Schedule TO filed with the SEC on April 19, 2007, and incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007

SYNOPSYS, INC.

	By:	/s/ Brian E. Cabrera
Brian E. Cabrera
Vice President, General Counsel
and Corporate Secretary

INDEX OF EXHIBITS

The Index of Exhibits to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)†	Offer to Amend Eligible Options, dated April 4, 2007.
99.(a)(1)(B)*	Form of personalized email announcing commencement of Offer.
99.(a)(1)(C)†	Form of reminder email to Eligible Optionees who have not elected.
99.(a)(1)(D)†	Transcript of Mellon hotline welcome message.
99.(a)(1)(E)†	Form of Mellon welcome screen.
99.(a)(1)(F)†	Form of Election Screen (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(G)†	Form of Election Confirmation Screen (see Attachment C to Offer to Amend Eligible Options).
99.(a)(1)(H)†	Form of Election Summary Screen (for changes of election).
99.(a)(1)(I)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants) (See Attachment D to Offer to Amend Eligible Options).
99.(a)(1)(J)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants) (See Attachment E to Offer to Amend Eligible Options).
99.(a)(1)(K)*	Transcript of voicemail announcement from Brian M. Beattie, Chief Financial Officer, to U.S. employees regarding Offer to Amend read on March 23, 2007.
99.(a)(1)(L)*	Synopsys World Article and Frequently Asked Questions dated March 23, 2007.
99.(a)(1)(M)*	Form of E*Trade option screen message.
99.(a)(1)(N)†	Synopsys, Inc.’s Annual Report on Form 10-K, for its fiscal year ended October 31, 2006, filed with the SEC on January 11, 2007, as amended, and incorporated herein by reference.
99.(a)(1)(O)†	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended January 31, 2007, filed with the SEC on March 9, 2007, and incorporated herein by reference.
99.(a)(1)(P)†	Synopsys, Inc.’s Current Report on Form 8-K, filed with the SEC on December 11, 2006, and incorporated herein by reference.
99.(a)(1)(Q)†	Form of email to Eligible Optionees announcing extension of the Offer.
99.(a)(1)(R)†	Form of personalized email notifying newly identified Eligible Optionees of the Offer.
99.(a)(1)(S)†	Slide presentation to be made at employee meetings.
99.(a)(1)(T)**	Transcript of voicemail reminder from Brian M. Beattie, Chief Financial Officer, to Eligible Optionees who have not yet made an election.
99.(a)(1)(U)**	Form of additional email reminder to Eligible Optionees who have not yet made an election.
99.(a)(1)(V)**	Form of email notice to all Eligible Optionees regarding consequences of exercises of Eligible Options prior to expiration of the Offer.
99.(a)(1)(W)	Form of email notice to all Eligible Optionees regarding the processing of amended Eligible Options.
99.(a)(1)(X)	Synopsys World Article dated May 4, 2007.
99.(b)	Not applicable.
99.(c)	Not applicable.
99.(d)(1)(A)

Synopsys, Inc. 1998 Non-Statutory Stock Option Plan, as amended, filed as Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on November 9, 1999 and incorporated herein by reference.

99.(d)(1)(B)	Synopsys, Inc. 2005 Assumed Stock Option Plan, filed as Exhibit 10.34 to the Current Report on Form 8-K filed with the SEC on September 12, 2005 and incorporated herein by reference.
99.(d)(1)(C)*	Form of Stock Option Agreement used in connection with the Synopsys, Inc. 1998 Non-Statutory Stock Option Plan and 2005 Assumed Stock Option Plan.
99.(e)	Not applicable.
99.(f)	Not applicable.
99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on March 23, 2007, and incorporated herein by reference.

†	Previously filed with the Amendment No. 1 to Schedule TO filed with the SEC on April 5, 2007, and incorporated herein by reference.

**	Previously filed with the Amendment No. 2 to Schedule TO filed with the SEC on April 19, 2007, and incorporated herein by reference.